Exhibit 99.1

June 1, 2020

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549

Re: Tikcro Technologies Ltd. (“Tikcro”)

Ladies and Gentlemen:

We have read Item 16F of the Annual Report on Form 20-F for the year ended December 31, 2019 of Tikcro and are in agreement with the statements contained therein as they pertain to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ Kost, Forer Gabbay & Kasierer
KOST, FORER GABBAY & KASIERER
A Member of EY Global